Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

TiVo Inc.:

We consent to the use of our reports dated April 13, 2006 with respect to the consolidated balance sheets of TiVo Inc. as of January 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended January 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of January 31, 2006 and the effectiveness of internal control over financial reporting as of January 31, 2006, incorporated herein by reference.

/s/ KPMG LLP

Mountain View, California

July 13, 2006